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                              March 8, 2024

       Boipelo Lekubo
       Financial Director
       HARMONY GOLD MINING CO LTD
       Randfontein Office Park
       CNR Ward Avenue and Main Reef Road
       Randfontein, South Africa 1759

                                                        Re: HARMONY GOLD MINING
CO LTD
                                                            Form 20-F For the
Fiscal Year Ended June 30, 2023
                                                            Response dated
February 20, 2024
                                                            File No. 001-31545

       Dear Boipelo Lekubo:

              We have reviewed your February 20, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 19,
       2024 letter.

       Form 20-F For the Fiscal Year Ended June 30, 2023

       96.12 Technical Report Summary of the Mineral Resources and Mineral Reserves for Tshepong
       North, Free State Province, South Africa, page 189

   1. We note your response to comment 2. The provisions in S-K 1300 preclude the inclusion of inferred resources
in an economic analysis that supports a property's economic
                                                        viability. For example,
pursuant to Item 1302(e)(6) of Regulation S-K, a qualified person must exclude inferred
mineral resources from a pre-feasibility study's demonstration of economic viability in
support of a disclosure of a mineral reserve. Please obtain and file a revised Tshepong North
technical report summary from your qualified person to comply with this requirement.
Please review your other technical report summaries and make arrangements with your
respective qualified persons to revise as necessary to comply with this requirement.
 Boipelo Lekubo
HARMONY GOLD MINING CO LTD
March 8, 2024
Page 2
Exhibit 99.1
Notes to the Group Financial Statements
15 Property, Plant and Equipment
Depreciation, page F-33

2. Please revise your future filings to provide a critical accounting policy for depreciation that addresses your method of depreciating mining-related assets. Please address the following items:

                Define each of proven and probable reserves, measured and indicated resources and inferred resources;

                Describe the circumstances under which each type of    resource
   is included in the
              calculation of depreciation, describe management   s assumptions
concerning these
              resources (i.e., circumstances under which the resources may be economically mined, additional timing and work to convert the resources to reserves, gold pricing
              concerns, etc.), and describe management   s track record
regarding the conversion of
              resources to reserves;

                Disclose the nature and amount of resources that are included in the depreciation calculation for each year for which an income statement is presented;

                Disclose the amounts and percentages of variances between the amount of depreciation calculated including these resources and the amount of depreciation calculated without these resources;

                Describe how you risk weighted the resources included in the depreciation calculation; or if you do not risk weight those quantities, explain why;

                Disclose whether additional development costs are also included in the calculation of depreciation and how those costs are determined. If so, disclose the amount of additional development costs that were included in the depreciation calculation for each year for which an income statement is presented;

             Provide all of the requested disclosures on an overall basis and on a mine-by-mine
           basis as necessary.Lekubo
FirstName LastNameBoipelo      Discuss the uncertainties surrounding management
  s estimates
           and also how changes in the estimates would affect depreciation expense.
Comapany NameHARMONY GOLD MINING CO LTD
March Please
       8, 2024provide
               Page 2 us with a draft of proposed disclosures to be included in your future filings.
FirstName LastName
 Boipelo Lekubo
FirstName  LastNameBoipelo
HARMONY      GOLD MININGLekubo
                           CO LTD
Comapany
March      NameHARMONY GOLD MINING CO LTD
       8, 2024
March3 8, 2024 Page 3
Page
FirstName LastName
       Please contact Steve Lo at 202-551-3394 or Shannon Buskirk at 202-551-3717 if you
have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 with questions regarding the engineering comments.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Shela Mohatla